                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                       Metro One Telecommunications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   59163F 10 5
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         Note.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-----------
(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                 ----------------------
CUSIP No. 59163F 10 5                 13D                     Page 2 of 7 Pages
-------------------------                                 ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,705,710
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,705,710
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,705,710
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  ---------------------
CUSIP No. 59163F 10 5                 13D                      Page 3 of 7 Pages
-------------------------                                  ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,705,710
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,705,710
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,705,710
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  ---------------------
CUSIP No. 59163F 10 5                 13D                      Page 4 of 7 Pages
-------------------------                                  ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,705,710
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,705,710
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,705,710
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  ---------------------
CUSIP No. 59163F 10 5                 13D                      Page 5 of 7 Pages
-------------------------                                  ---------------------

         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

         Item 3 is  hereby  amended  and  restated  in its  entirety  to read as follows:

         The aggregate purchase price, including  commissions,  of the 1,705,710 shares of the Issuer's Common Stock ("Shares") purchased by Everest and reported in this Amendment No. 1 is $902,573  (including all brokers'  commissions).  The
Shares reported herein were purchased with Everest's working capital.

         The third  paragraph  of Item 4 is hereby  amended and  restated in its entirety to read as follows:

         On April 24,  2006,  Elchanan  Maoz was  elected as a  director  of the
Issuer.  Other than his  capacity  as a director of the Issuer and except as set forth  herein or such as would occur upon  completion  of the actions  discussed above, the Reporting  Persons  currently have no plans,  proposals or intentions which would result in any actions described in clauses (a) through (j) in Item 4 of the General Instructions of Schedule 13D.

         Item 5(a) is hereby amended and restated to read as follows:

         (a) At the close of business on April 24, 2006,  the Reporting  Persons
may  be  deemed  to  beneficially   own  1,705,710   Shares  which   constitutes
approximately  6.8% of the 24,933,490  outstanding shares of the Common Stock as of April 25,  2006  (based  upon the number of shares  that were  reported to be outstanding  in the Issuer's  Definitive  Proxy  Statement on Schedule 14A filed with Securities and Exchange  Commission on May 1, 2006). MEFM, by virtue of its status as the general partner of Everest,  may be deemed to beneficially own the
Shares held by Everest.  Elchanan  Maoz by virtue of his status as a controlling stockholder  of  MEFM,  the  general  partner  of  Everest,  may  be  deemed  to beneficially  own the Shares held by Everest.  MEFM and Elchanan  Maoz  disclaim beneficial  ownership  of such  Shares  except to the extent of their  pecuniary interest therein.

         Item 5(c) is hereby amended to add the following:

                  (c) TRANSACTIONS  IN  THE  SHARES  SIXTY  DAYS  PRIOR  TO  THE
          REPORTING DATE. ALL TRANSACTIONS WERE DONE IN THE OPEN MARKET.

                          Everest Situations Fund L.P. Transactions
                          -----------------------------------------

                                                         No. of Shares Purchased
                                                         -----------------------
                   Date Purchase / (Sold)    Price ($)          / (Sold)
                   ----------------------    ---------          --------

                         (2/23/06)            0.7638            (91,587)
                          (3/2/06)            0.6037            (20,000)
                          3/22/06             0.5226             45,652
                          3/24/06             0.5400              7,000
                          3/24/06             0.5400              5,750
                          3/24/06             0.5387              4,000

-------------------------                                  ---------------------
CUSIP No. 59163F 10 5                 13D                      Page 5 of 7 Pages
-------------------------                                  ---------------------

                          3/24/06             0.5389              8,000
                          3/24/06             0.5398              3,000
                          3/27/06             0.5208             26,981
                          3/28/06             0.5295             50,000
                          3/28/06             0.5300             13,686
                          3/29/06             0.5442             50,000
                          3/29/06             0.5526             50,000
                          3/29/06             0.5500             14,637
                          3/30/06             0.5600             31,051

-------------------------                                  ---------------------
CUSIP No. 59163F 10 5                 13D                      Page 7 of 7 Pages
-------------------------                                  ---------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2006                  EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By:    Maoz Everest Fund Management Ltd.,
                                            its General Partner

                                     By:    /s/ Elchanan Maoz
                                            ------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By:    /s/ Elchanan Maoz
                                            ------------------------------------
                                     Name:    Elchanan Maoz
                                     Title:   Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     -------------------------------------------
                                     ELCHANAN MAOZ